

February 27, 2014

Via E-mail
Bonnie Brown
Chief Financial Officer
Tecogen Inc.
45 First Avenue
Waltham, MA 02451

> **Re: Tecogen Inc.**
> **Registration Statement on Form S-1**
> **Filed February 7, 2014**
> **File No. 333-193823**

Dear Ms. Brown:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   To the extent applicable, please observe the updating requirements of Rule 8-08(b) of Regulation S-X.

2.   We note that you intend to file by amendment certain exhibits, including the placement agent agreement, form of securities purchase agreement and the legal opinion. We may have comments on the opinion and other exhibits after they are filed.   Please allow sufficient time for staff review of these materials before requesting acceleration of effectiveness of the registration statement.

3.   We will process this registration statement and any amendment without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment in which it is included. Note that the price range's effect on

disclosure throughout the registration statement may cause us to raise issues on areas upon which we have not commented previously.

4.   As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information. If you intend to rely on Rule 430A of Regulation C under the Securities Act, please note that Rule 430A does not allow for the omission before effectiveness of amounts that may be computed based on the maximum number of shares offered and the midpoint of the offering price range or the number of shares to be offered on the cover page. Also, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the midpoint of the offering price range, and all other information except information that you may exclude in reliance upon Rule 430A. For additional guidance, please see Compliance and Disclosure Interpretations Securities Act Rules Question 227.02.

5.   We note that the placement agent will use its "commercially reasonable efforts to solicit offers to purchase shares of Common Stock" and that the placement agent "is not purchasing or selling any shares of Common Stock pursuant to this offering, nor are [you] requiring any minimum purchase of any specific number of shares." As there is no minimum offering amount required as a condition to the closing of the offering, please provide us with your analysis as to why this is not a delayed or continuous offering pursuant to Rule 415 under the Securities Act.

Table of Contents

6.   Please revise your prospectus to remove the statement, "[t]he information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our Common Stock." This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale. Information that is conveyed after the time of sale or contract of sale is not taken into account for purposes of section 12(a)(2) or 17(a)(2) of the Securities Act.

Use of Proceeds, page 20

7.   Please discuss your plans if substantially less than the maximum proceeds are obtained. Refer to Instruction 1 to Item 504 of Regulation S-K.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or Craig Slivka, Special Counsel, at (202) 551-3729 with any questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Edwin L. Miller (*via e-mail*)
        Sullivan & Worcester LLP